

17010626

DSTRBRPT

File No. 83-1
Regulation IA
Rule 3



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

# REPORT OF

# THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 614

U.S.$150,000,000 1.71 percent Notes due August 3, 2020

Filed pursuant to Rule 3 of Regulation IA

Dated: July 31, 2017

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$150,000,000 1.71 percent Notes due August 3, 2020, Series No. 614 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated July 31, 2017 (the "Terms Agreement") and the Pricing Supplement dated July 31, 2017 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

| Price to the Public | Selling Discounts and Commission[1] | Proceeds to the Bank |
|---|---|---|
| Per Note: 100.00% | Nil. | 100.00% |
| Total: U.S.$150,000,000.00 | | U.S.$150,000,000.00 |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See Item 1 "Use of Proceeds" under "General Information / Additional Information Regarding the Notes" in the attached Pricing Supplement.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2017
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Inter-American Development Bank

IDB

**Exhibit A**

March 10, 2017

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macri
Chief Counsel
Corporate Legal Affairs Division

**Exhibit B**

# PRICING SUPPLEMENT

**Inter-American Development Bank**

**Global Debt Program**

Series No.: 614

U.S.$150,000,000 1.71 percent Notes due August 3, 2020

Issue Price: 100.00 percent

No application has been made to list the Notes on any stock exchange.

J.P. Morgan

The date of this Pricing Supplement is July 31, 2017.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

**Terms and Conditions**

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

| | | |
|---|---|---|
| 1. | Series No.: | 614 |
| 2. | Aggregate Principal Amount: | U.S.$150,000,000 |
| 3. | Issue Price: | U.S.$150,000,000 which is 100.00 percent of the Aggregate Principal Amount |
| 4. | Issue Date: | August 3, 2017 |
| 5. | Form of Notes (Condition 1(a)): | Registered only, as further provided in paragraph 8 of "Other Relevant Terms" below |
| 6. | Authorized Denomination(s) (Condition 1(b)): | U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof |
| 7. | Specified Currency (Condition 1(d)): | United States Dollars (U.S.$) being the lawful currency of the United States of America |
| 8. | Specified Principal Payment Currency (Conditions 1(d) and 7(h)): | U.S.$ |
| 9. | Specified Interest Payment Currency (Conditions 1(d) and 7(h)): | U.S.$ |
| 10. | Maturity Date (Condition 6(a); Fixed Interest Rate): | August 3, 2020 |

| | | |
|---|---|---|
| 11. | Interest Basis (Condition 5): | Fixed Interest Rate (Condition 5(I)) |
| 12. | Interest Commencement Date (Condition 5(III)): | Issue Date (August 3, 2017) |
| 13. | Fixed Interest Rate (Condition 5(I)): | |
| | (a) Interest Rate: | 1.71 percent per annum |
| | (b) Fixed Rate Interest Payment Date(s): | Semi-annually in arrear on February 3 and August 3 in each year, commencing on February 3, 2018 and ending on the Maturity Date.<br><br>Each Interest Payment Date is subject to the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated. |
| | (c) Fixed Rate Day Count Fraction(s): | 30/360 |
| 14. | Relevant Financial Center: | New York and London |
| 15. | Relevant Business Days: | New York and London |
| 16. | Issuer's Optional Redemption (Condition 6(e)): | No |
| 17. | Redemption at the Option of the Noteholders (Condition 6(f)): | No |
| 18. | Governing Law: | New York |
| 19. | Selling Restrictions: | |
| | (a) United States: | Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended. |

| | |
|---|---|
| (b) United Kingdom: | The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom. |
| (c) General: | No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material. |
| 20. Amendment to Condition 7(a)(i) | **Condition 7(a)(i)** is hereby amended by **deleting the first sentence** thereof and **replacing it** with the following: "*Payments of principal and interest in respect of Registered Notes shall be made to the person shown on the Register at the close of business on the business day before the due date for payment thereof (the "Record Date").*" |
| 21. Amendment to Condition 7(h): | The following shall apply to Notes any payments in respect of which are payable in a Specified Currency other than United States Dollars:<br><br>**Condition 7(h)** is hereby amended by **deleting the words** "*the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day*" and **replacing them with the words** "*a U.S. dollar/Specified Currency exchange rate determined by the Calculation Agent as of the second Business* |

*Day prior to such payment, or, if the Calculation Agent determines that no such exchange rate is available as of such second Business Day, on the basis of the exchange rate most recently available prior to such second Business Day. In making such determinations, the Calculation Agent shall act in good faith and in a commercially reasonable manner having taken into account all available information that it shall deem relevant*".

If applicable and so appointed, and unless otherwise defined herein, the "Calculation Agent" referred to in amended Condition 7(h) shall be the Global Agent under the Bank's Global Debt Program – namely, Citibank, N.A., London Branch, or its duly authorized successor.

**Other Relevant Terms**

| | | |
|---|---|---|
| 1. | Listing: | None |
| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | Depository Trust Company (DTC) |
| 3. | Syndicated: | No |
| 4. | Commissions and Concessions: | No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation. |
| 5. | Estimated Total Expenses: | None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes. |
| 6. | Codes: | |
| | (a) ISIN: | US45818WBQ87 |

(b) CUSIP: 45818WBQ8

7. Identity of Dealer: J.P. Morgan Securities plc

8. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date: No

(b) DTC Global Note(s): Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.

(c) Other Registered Global Notes: No

**General Information**

**Additional Information Regarding the Notes**

1. The language set out under the heading "Use of Proceeds" in the Prospectus shall be deleted in its entirety and replaced by the following:

"An amount equal to the net proceeds of the issue of the Notes (which proceeds may be converted into other currencies) shall be recorded by IADB in a separate sub-account supporting Eligible Projects. These proceeds will be invested in accordance with the IADB's conservative liquidity investment guidelines until used to support the IADB's financing of Eligible Projects. So long as the Notes are outstanding and the account has a positive balance, the Bank shall direct an amount equal to such net proceeds to its lending projects within the fields of Education, Youth, and Employment, subject to and in accordance with the IADB's policies.

Although Eligible Projects funded by the net proceeds shall be reported on the IADB website on an annual basis, funds shall be reduced from the account on a semi-annual basis by amounts matching the disbursements made during such semi-annual period in respect of Eligible Projects.

"Eligible Projects" means all projects funded, in whole or in part, by IADB that promote early childhood care and education, through formal primary and secondary education, or facilitate labor market placement by improving the transition from school to work through vocational training. Eligible Projects may include projects in Latin America and the Caribbean that target (a) early childhood development, effective teaching and learning among children and youth ("Education Projects"), (b) early childhood care and youth-at-risk programs ("Youth Projects") or (c) labor intermediation systems, job opportunities and workforce skills ("Employment Projects").

Examples of Education Projects include, without limitation:

- Early childhood development programs
- Primary education programs, which includes teacher training, bilingual education, literacy, math and science education and school infrastructure
- Secondary education programs, which includes programs directed to improving retention and graduation, developing teaching and learning methods and providing assistance to disadvantaged children
- Compensatory education programs
- Teacher education and effectiveness programs
- E-education programs

Examples of Youth Projects include, without limitation:

- Support for parents and caregivers to improve quality of child care
- Youth-At-Risk programs which support interventions, policy design, and/or impact evaluations to benefit at-risk youth

Examples of Employment Projects include, without limitation:

- School-to-Work transition programs
- Vocational and technical education programs
- Human resources and workforce development programs
- Labor intermediation systems
- Vocational and Workforce training programs, directed to improving social and labor acclimation for youth, unemployed adults and active workers

The above examples of Education Projects, Youth Projects and Employment Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IADB during the term of the Notes."

2. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

*Information with Respect to Foreign Financial Assets*. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

*Medicare Tax*. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK



By: ____________________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department

**Exhibit C**

TERMS AGREEMENT NO. 614 UNDER
THE PROGRAM

July 31, 2017

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's U.S.$150,000,000 1.71 percent Notes due August 3, 2020 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on August 3, 2017 (the "Settlement Date"), at an aggregate purchase price of U.S.$150,000,000, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price equal to the issue price of 100.00 percent of the aggregate principal amount (U.S.$150,000,000).

2. Payment for the Notes shall be made on the Settlement Date by J.P. Morgan Securities plc to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash Management and Settlements Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE DEALER:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 207 134 1470
Facsimile: +44 203 493 1413

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

7. Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the undersigned (as applicable) to the Bank under this Terms Agreement (as it may be supplemented, by an expenses side letter or otherwise), that (without limitation) may include and result in any of the following, or some combination thereof:

a. the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;
b. the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the undersigned or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);
c. the cancellation of the BRRD Liability;
d. the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period;

(ii) the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority;

*provided, however*, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Bail-in Legislation**" means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

"**Bail-in Powers**" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

"**BRRD**" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"**EU Bail-in Legislation Schedule**" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

"**BRRD Liability**" means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

"**Relevant Resolution Authority**" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the undersigned.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC



By: ______________________
Name: RUI YU
Title: VICE PESIDENT

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01 352725 2